UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Introductory Note

On September 22, 2022, the Grand Court of the Cayman Islands (the “Court”) issued an order appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as joint provisional liquidators (the “JPLs”) of Global Cord Blood Corporation (the “Company”) pursuant to Section 104(2) of the Companies Act (as amended) of the Cayman Islands.

Notice of adjournment of extraordinary general meeting

As previously reported pursuant to a Report on Form 6-K furnished March 19, 2024, pursuant to the powers granted by the Court Order and the Company’s constitutional documents, the Company (acting by its JPLs) convened an extraordinary general meeting (“EGM”) to be held on 16 April 2024 at 07:45 Cayman Islands time (GMT-5).  The EGM was to be held for the purpose of considering and, if thought fit, resolving, by way of ordinary resolutions: (i) to approve the JPLs’ proposed terms of remuneration; and (ii) to approve the JPLs’ remuneration and disbursements for the period 22 September 2022 to 30 September 2023. Due to the meeting being inquorate, such EGM has been adjourned to 23 April 2024 at 07:45 Cayman Islands time (GMT-5). A copy of the Notice of Adjournment of Extraordinary General Meeting is attached hereto as Exhibit 99.1.

The adjourned EGM will be held at the offices of Grant Thornton Specialist Services (Cayman) Limited, 2nd floor, Century Yard, Cricket Square, Grand Cayman KY1-1102, Cayman Islands, and online via web-based video conference. There is limited space for occupants to attend in person and thus it is preferred that, where possible, members attend via web-based video conference. Please note that in the event that the adjourned EGM is inquorate, the meeting will be formally dissolved.

Any member who wishes to attend the adjourned EGM via web-based video conference must notify the Joint Provisional Liquidators (the “JPLs”) of their intention to do so by no later than 5pm on 19 April 2024 by contacting the JPLs at corbf@info.morrowsodali.com. A dial in link will then be provided to eligible persons. Persons who had submitted a proxy or notified the JPLs of their intention to attend the EGM to date will be provided a new dial-in link.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ John Royle
Name:	John Royle
Title:	Joint Provisional Liquidator by Order of the Grand Court of the Cayman Islands

Dated: April 17, 2024